SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)

AMERICAN WOODMARK CORPORATION

____________________________________________________________________________

(Name of Issuer)

COMMON STOCK, NO PAR

____________________________________________________________________________

(Title of class of  Securities)

030506 10 9

____________________________________________________________________________

(CUSIP Number)

December 31, 2009

_____________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)

☐   Rule 13d-1 (c)

☒   Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 3 Pages

CUSIP Number: 030506 10 9 13G
1.	Names of Reporting Persons:				Mary Jo Stout
2.	Check the Appropriate box if a Member of A Group (see instructions)
	(a)	Not Applicable
	(b)	Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization				United States

Number of shares beneficially owned by each reporting person with:
		5.	Sole Voting Power	1,323,622
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,323,622
		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned By Each Reporting Person				1,323,622
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9				9.4%
12.	Type of Reporting Person (see instructions)				IN

Page 2 of 3 Pages

CUSIP Number: 030506 10 9                                               13G

Item 1.

Item 1(a)	Name of Issuer:	American Woodmark Corporation
Item 1(b)	Address of issuer’s principal executive offices:	3102 Shawnee Drive Winchester, VA 22601

Item 2.

Item 2(a)	Name of person filing:	Mary Jo Stout.
Item 2(b)	Address and principal business office or, if none, residence:	P.O. Box 60 Mayville, MI 48744
Item 2(c)	Citizenship:	United States
Item 2(d)	Title of class of securities:	Common Stock, Non Par Value
Item 2(e)	CUSIP No.:	030506 10 9

Item 3.

Not Applicable

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a.	Amount beneficially owned:			1,323,622
b.	Percent of class			9.4%
c.	Number of shares as to which such person has:
	i.	Sole power to vote or to direct the vote	1,323,622
	ii.	Shared power to vote or to direct the vote	0
	iii.	Sole power to dispose or to direct the disposition of	1,323,622
	iv.	Shared power to dispose or to direct the disposition of	0
The forgoing stock ownership figures include 10,000 shares held in the Holcomb Family Foundation and 240,064 shares held by Mrs. Stout’s brother as trustee for the benefit of Mrs. Stout.

Item 5.

Ownership of 5 percent or Less of Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.
Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.	Not Applicable

Item 8.	Identification and Classification of Members of the Group	Not Applicable

Item 9.	Notice of Dissolution of Group	Not Applicable

Item 10.	Certifications	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2010

Signature:	/S/LAUREL A. SWAUGER
Name:	Laurel A. Swauger
Title	Attorney-in-Fact